EXHIBIT 12.1
UTi WORLDWIDE INC.
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year ended January 31,
	2011		2010		2009		2008		2007
Pre-tax income from continuing operations (net of minority interest in net income)	$107,852		$69,928		$7,488		$139,280		$138,655
Add fixed charges computed below	67,246		59,305		81,005		70,524		57,514
Minus capitalized interest	(1,935)		(1,379)		(1,558)		—		—

Consolidated earnings available for Fixed Charges	$173,163		$127,854		$86,935		$209,804		$196,169

Consolidated Fixed Charges
Interest expense per financial statements	$30,557		$22,942		$30,560		$26,804		$23,376
Portion of rentals (1/3) representing an interest factor	36,689		36,363		50,445		43,720		34,138

Consolidated Fixed Charges	$67,246		$59,305		$81,005		$70,524		$57,514

Consolidated Ratio of Earnings to Fixed Charges	2.6	x	2.2	x	1.1	x	3.0	x	3.4	x